October 20, 2014
Mr. Nicholas P. Panos Esq.
Senior Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:Hampden Bancorp, Inc.
Additional Soliciting Materials on Schedule 14A
Filed on September 29, 2014 and October 15, 2014
File No. 001-33144

Dear Mr. Panos:

On behalf of Hampden Bancorp, Inc. (the “Company”), we are responding to your oral comments provided to Joseph L. Johnson III of Goodwin Procter LLP on October 16, 2014 concerning statements set forth in the Company’s additional soliciting materials filed on September 29, 2014 and October 15, 2014 (together, the “Additional Soliciting Materials”).
Set forth below are the Company’s responses to the oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Additional Soliciting Materials. The numbered items set forth below repeat (in bold italics) the Staff’s oral comments, and following such comments are the Company’s responses (in regular type).
1.    Staff Comment: Please provide factual foundation for the statement that this “friend and tenant was a drug dealer who ‘was a convicted felon and had spent time in prison.’”
For factual foundation of this statement, we refer the Staff to a Petition to Enjoin Harassing Behavior and Request for Temporary Restraining Order and Temporary Injunction, filed by Johnny Guerry against Gary Guion (Mr. Guerry’s former friend and tenant) in the District Court for the 14th Judicial District in Dallas County, Texas on October 22, 2012, which is attached hereto as Exhibit A (the “Petition”), and an accompanying sworn Affidavit of Johnny Guerry, dated October 17, 2012, filed with the Petition, which is attached hereto as Exhibit B (the “Affidavit”). In the Petition, Mr. Guerry alleged that he investigated Mr. Guion’s background, and “further discovered that [Mr. Guion] was a convicted felon and served time in Federal Prison.” Petition at 2. In the Affidavit, Mr. Guerry again stated that “Mr. Guion was a convicted felon and had served time in Federal Prison.” We further refer the Staff to a print out of the docket for U.S. v. Guion, case number 1:99-cr-00019, in the United States District Court for the Western District of Texas, which evidences Mr. Guion’s conviction for distribution of cocaine and sentence of 24 months of imprisonment. The criminal docket is attached hereto as Exhibit C.

Mr. Nicholas P. Panos Esq.
October 20, 2014

2.    Staff Comment: Please provided factual support for “Johnny discovered his criminal friend was using his space on Clover’s premises to engage in several nefarious business dealings including but not limited to embezzlement and fraud.”
For factual foundation of this statement, we refer the Staff to paragraph 4 on page 1 of the Affidavit, in which Mr. Guerry states: “Gary Guion was a friend and in search of office space to run his various construction businesses from. My firm had a space available and subsequently, Mr. Guion became a tenant. It was later brought to our attention that Mr. Guion was involved in several nefarious business dealings including but not limited to embezzlement and fraud.” Exhibit B at 1. Similarly, in the Petition, Mr. Guerry alleged that Mr. Guion “became a tenant of [Mr. Guerry’s] firm” and that Mr. Guerry “was later provided information that implicated Respondent in various illegal business activities, including but not limited to fraud and embezzlement.” Exhibit A at 2. The Petition further states that Mr. Guion’s “prior criminal activities together with the current allegations” (i.e., the aforementioned fraud and embezzlement) made it “imperative to end [Mr. Guion’s] tenancy.” Id.
3.    Staff Comment: We note the following disclosure:
“Johnny Guerry Rejected the Addition of an Independent Director Chosen by Another Stockholder to Settle the Contest
When Johnny refused to negotiate with your Board, the Company reached out to another large stockholder and asked him to recommend a potential independent Board candidate. The stockholder recommended an independent director candidate who the Board agreed to add as a director to resolve this fight. Johnny rejected the independent Board candidate suggested by this stockholder and insisted that the only way to end this expensive and disruptive proxy contest was to add him or his other nominee to your Board.”
Please confirm that this disclosure complies with the requirement of Rule 14a-9 and in particular does not “omit to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.”
The Company believes that the above-referenced disclosure complies with the requirements of Rule 14a-9. Settlement discussions between Mr. Guerry and the Company’s CEO, Glenn Welch, terminated unsuccessfully in September 2014. Following termination of these discussions, the Company and its advisors asked its proxy solicitor, Richard Grubaugh of D.F. King & Co., Inc., to reach out to another stockholder of the Company, Larry Seidman, to determine if Mr. Seidman could help broker a potential compromise between the Company and Mr. Guerry in order to resolve the proxy contest by finding an independent candidate who could be added to the Board of Directors in lieu of Mr. Guerry. See Declaration of Richard H. Grubaugh (“Grubaugh Decl.”), dated October 19, 2014, attached hereto as Exhibit D, at ¶ 3. The Company asked Mr. Grubaugh to contact Mr. Seidman, who is a well-known bank activist, because the Company believed that Mr. Seidman had a greater chance of convincing Mr. Guerry to agree to a compromise.
During their initial conversations, Mr. Seidman told Mr. Grubaugh that he was supportive of Mr. Guerry’s candidacy and believed that Mr. Guerry should be a director of the Company. However, Mr. Seidman indicated that he was willing to assist in brokering a compromise between the Company and Mr. Guerry and said that he could potentially suggest an independent director candidate and would get back to Mr. Grubaugh. Grubaugh Decl. ¶ 4. The initial candidate suggested by Mr. Seidman was not permitted to serve on the Company’s Board because of restrictions imposed by the potential candidate’s employer. On Friday, September 26, 2014, Mr. Seidman sent via email to Mr. Grubaugh contact information for another potential new director candidate, John Bailey. Id. ¶ 5. Mr. Seidman’s email to Mr. Grubaugh is attached hereto as Exhibit E. Following receipt of this email from Mr. Seidman, Mr. Grubaugh sent a contemporaneous email to me, Mr. Welch, and Mr. Johnson concerning this new potential compromise candidate, in which he explained that Mr. Bailey was “an alternative candidate from Larry. Johnny should know him. He is a director of Colonial. Larry said johnny held a position in Colonial.” See Exhibit E.
In the discussions between Mr. Grubaugh and Mr. Seidman up through this date, the only proposed compromise discussed was Mr. Bailey being added to the Company’s Board in exchange for Mr. Guerry withdrawing his proxy contest. Grubaugh Decl. ¶ 8. This reflected a conscious decision by the Company to keep the compromise simple in order to increase the potential for success. No other agreement or terms to the potential settlement were ever discussed by the parties. Id.

Mr. Nicholas P. Panos Esq.
October 20, 2014

Following the receipt of Mr. Grubaugh’s September 26, 2014 email, Mr. Welch interviewed Mr. Bailey to ensure he satisfied all the relevant criteria to be a director of the Company. On Friday, October 3, 2014, Mr. Grubaugh contacted Mr. Seidman to inform Mr. Seidman that Mr. Bailey was a viable candidate, and that the nominating committee was going to meet with him the following week and would then be in a position to recommend him to the full Board in exchange for Mr. Guerry’s agreement to settle his proxy contest. Grubaugh Decl. at ¶ 9. Mr. Seidman indicated to Mr. Grubaugh that he would call Mr. Guerry shortly thereafter. Id. On Tuesday, October 7, 2014, Mr. Seidman informed Mr. Grubaugh that in response to the Company’s offer to add Mr. Bailey to the Board of Directors in exchange for Mr. Guerry’s agreement to settle his proxy contest, Mr. Guerry had countered as follows: (i) instead of adding Mr. Bailey to the Board, the Company would add Garold Base to the Board; (ii) the Company would pay Mr. Guerry’s expenses; (iii) the Company would enter in a non-disclosure agreement, or NDA, with Mr. Guerry; and (iv) no standstill. Grubaugh Decl. ¶ 10. This counter offer is reflected in an email dated October 7, 2014 from Mr. Grubaugh to myself, Mr. Welch, Mr. Johnson, and Samantha Kirby, which is attached as Exhibit F hereto. This exchange was the first time that any terms other than the addition of Mr. Bailey to the Board in exchange for Mr. Guerry’s withdrawal of a proxy contest were discussed by the parties. Grubaugh Decl. ¶ 10.
On the same day (October 7, 2014), Mr. Welch received a call from Mr. Bailey, in which Mr. Bailey canceled a scheduled visit to the Company scheduled for the next day because Mr. Bailey had been informed that Mr. Guerry would not agree to settle the proxy fight even if the Company put Mr. Bailey on the Board of Directors. This conversation is reflected in an email dated October 7, 2014 from Mr. Welch to myself, Mr. Grubaugh, Mr. Johnson, and Ms. Kirby, which is attached hereto as Exhibit G. While the Company was amenable to no standstill from Mr. Guerry and entering into an NDA with him, after due consideration of the counterproposal, the Company declined to agree to add Mr. Base to the Board in exchange for Mr. Guerry’s withdrawal of his proxy contest. This news was delivered to Mr. Seidman later on the afternoon of October 7, 2014. Grubaugh Decl. at ¶ 12. On Wednesday, October 8, 2014, the Company’s lawyer, Mr. Johnson, called Mr. Guerry’s lawyer, Phillip Goldberg of Foley & Lardner LLP, to confirm Mr. Guerry’s unwillingness to settle the proxy contest unless either himself or Mr. Base was added to the Board. In this phone call, Mr. Johnson and Mr. Goldberg discussed the proxy contest and agreed that no compromise was possible because (i) the Company was not willing to add either Mr. Guerry or Mr. Base to its Board and (ii) Mr. Guerry was unwilling to terminate the contest in exchange for Mr. Bailey being added to the Board.
Based on the foregoing and the attached supporting materials, we respectfully believe the statements in the Additional Soliciting Materials set forth above accurately disclosed all material information and comply with the requirements of Rule 14a-9.
We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed your comments. If you have further comments, we ask that you provide them to Joseph L. Johnson III of Goodwin Procter LLP at (617) 570-1633 or by email to jjohnson@goodwinprocter.com.

Very truly yours,

Hampden Bancorp, Inc.

By: /s/ Tara G. Corthell
Tara G. Corthell
Chief Financial Officer & Treasurer

cc: Joseph L. Johnson III, Esq.